

ModusLink
GLOBAL SOLUTIONS

**Fiscal Year 2018
First Quarter Investor
Presentation**

December 7, 2017

Safe Harbor Statement & Use of Non-GAAP Measures

This investor presentation dated December 7, 2017 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this investor presentation that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including without limitation, those with respect to the Company's goals, plans, expectations and strategies set forth herein are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company's ability to execute on its business strategy, including any cost reduction plans and the continued and increased demand for and market acceptance of its services, which could negatively affect the Company's ability to meet its revenue, operating income and cost savings targets, maintain and improve its cash position, expand its operations and revenue, lower its costs, improve its gross margins, reach and sustain profitability, reach its long-term objectives and operate optimally; failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; difficulties integrating technologies, operations and personnel in accordance with the Company's business strategy; client or program losses; demand variability in supply chain management clients to which the Company sells on a purchase order basis rather than pursuant to contracts with minimum purchase requirements; failure to settle disputes and litigation on terms favorable to the Company; risks inherent with conducting international operations; and increased competition and technological changes in the markets in which the Company competes. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K. These filings are available in the Investor Relations section of our website under the "SEC Filings" tab.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP EBITDA and Recurring EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's core supply chain business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. These non-GAAP financial measures are reconciled in the accompanying tables to the most directly comparable measures as reported in accordance with GAAP, and should be viewed in addition to, and not in lieu of, such comparable financial measures.

Financial information for the periods ended October 31, 2017 and October 31, 2016 is unaudited.

ModusLink
GLOBAL SOLUTIONS

A Message from our CEO

"We executed on our plan in fiscal 2017 and continued to carry through on our margin and expense programs during the first quarter of fiscal 2018 by leveraging process improvements and investments in automation. The majority of the revenue decline was due to planned client exits, though we did have one client in the Americas that exited earlier than anticipated which adversely impacted revenue. With that said, over the past several quarters, we have won a number of new accounts and have been awarded new programs from many of our long-standing client partners. There is a lot of momentum building on the sales front, though based on the timing associated with client onboarding and new program roll-outs, we anticipate the growth story for ModusLink will begin to materialize in our fiscal fourth quarter and carry into fiscal 2019."

"Operationally, our team is delivering for our clients. The investments we have and continue to make throughout our footprint have resulted not only in better gross margins and efficiencies, they have led to increased client satisfaction, which is what we have been focused on throughout. We invested in our systems and automation; revamped our Sales and Account Development teams to provide greater value to our clients; and have rolled-out a clear strategy for them to become more than just a physical supply chain provider. We expect to see year-over-year improvements in gross margins, operating expenses and bottom-line results in fiscal 2018."

-- Jim Henderson, CEO of ModusLink Global Solutions

Fiscal 2018 First Quarter Financial Highlights
(For the 3-month periods ended October 31, 2017 and October 31, 2016)

($'s in millions)	3-Months Q1 Fiscal Year '18	3-Months Q1 Fiscal Year '17	$ Change	% Change
Net Revenue	$102.5	$121.3	$(18.8)	(15.5)%
Gross Profit	$9.1	$9.3	$(0.3)	(2.8)%
Gross Margin %	8.9%	7.7%	---	1.2%
SG&A	$12.9	$13.6	$0.7	5.4%
Operating Expenses	$12.9	$15.0	$2.1	13.8%
Operating Loss	$(3.8)	$(5.6)	$1.8	32.1%
Net Loss	$(5.2)	$(8.5)	$3.3	38.7%
EBITDA*	$(0.3)	$(3.6)	$3.3	91.3%
Recurring EBITDA*	$(1.0)	$(0.4)	$(0.6)	(155.4)%

Key Take-Aways:

- Top-line decline primarily related to planned client exits as part of FY17 turnaround initiatives; new business wins continued throughout, with client onboarding scheduled predominantly throughout the 2nd half of FY18 (and ramp-up in Q4)

- Gross margin improvement driven primarily by reductions in labor and facility costs, offset by lower revenues in the Americas and Europe (shift in client volumes)

- Continued focus on lowering SG&A and driving fixed expenses down; restructuring expenses declined YOY

- Operating and net losses declined YOY by 32.1% and 38.7%, respectively, due primarily to continued improvements in gross margins and expense management despite lower planned revenue

See EBITDA and Recurring EBITDA reconciliation on page 7.

4

ModusLink
GLOBAL SOLUTIONS

Fiscal 2018 First Quarter Financial Highlights
Business Segment Review

($'s in millions)	3-Months Q1 Fiscal Year '18	3-Months Q1 Fiscal Year '17	$ Change
Net Revenue			
Americas	$14.8	$25.9	$(11.0)
Asia	$43.5	$42.9	$0.6
Europe	$38.4	$45.2	$(6.8)
e-Business	$5.8	$7.4	$(1.6)
Total Net Revenue	$102.5	$121.3	$(18.8)

($'s in millions)	3-Months Q1 Fiscal Year '18	3-Months Q1 Fiscal Year '17	$ Change
Operating Income (Loss)			
Americas	$(2.2)	$(3.9)	$1.7
Asia	$4.2	$1.8	$2.4
Europe	$(2.9)	$(2.6)	$(0.3)
e-Business	$(1.4)	$0.3	$(1.8)
Total segment operating loss	$(2.3)	$(4.3)	$2.0
Corporate-level activity	$(1.5)	$(1.3)	$(0.2)
Total Operating Loss	$(3.8)	$(5.6)	$1.8

- Net revenue declined by 15.5%, as planned exits in the Americas and Europe impacted the top-line

- One client in the consumer electronics industry exited earlier than anticipated, also contributing to YOY decline in the Americas

- Growth in Asia primarily related to higher revenues from computing industry client

- Several new business wins during Q1, from both current client base and new accounts (both for digital and physical supply chain solutions; growing interest in POETIC and entitlement management)

- Despite lower net revenue, **total segment operating loss** continued to decline; YOY improvement of $2.0 million or 46.0%

ModusLink
GLOBAL SOLUTIONS

Fiscal 2018 First Quarter Financial Comparisons

Supply Chain Business – Operating Subsidiary
Holding Company – Financial Management; Targeting Acquisitions to Leverage $2.1B in NOL's

Fiscal Year 2018 Q1 Performance ($'s in millions)	Supply Chain Business	Holding Company	Public Company
Revenue	$102.5	$0.0	$102.5
Gross Profit	$9.1	$0.0	$9.1
Operating Expenses	$11.4	$1.5	$12.9
Operating Loss	$(2.3)	$(1.5)	$(3.8)
Net Loss	$(4.1)	$(1.1)	$(5.2)
EBITDA*	$(0.9)	$0.6	$(0.3)
Recurring EBITDA*	$0.2	$(1.2)	$(1.0)
Cash	$24.1	$95.7	$119.8
Debt - carrying value	$0.0	$60.9	$60.9

FY18 Q1 Net Loss for the _Holding Company_ consists primarily of $1.5 million in operating expenses, $0.9 million in cash interest expense and $1.0 million in non-cash amortization of the debt discount, partially offset by $1.9 million in gains related to Holding Company investments.

* See EBITDA and Recurring EBITDA reconciliation on page 7.

ModusLink
GLOBAL SOLUTIONS

Fiscal 2018 First Quarter Financial Comparisons
EBITDA and Recurring EBITDA Reconciliation

($'s in thousands)	Three Months Ended Octotber 31,	
	2017	2016
Net loss	$ (5,237)	$ (8,543)
Interest income	(164)	(165)
Interest expense	2,107	2,029
Income tax expense	1,087	1,049
Depreciation	1,892	2,022
EBITDA	(315)	(3,608)
SEC inquiry and financial restatement costs	-	2
Strategic consulting and other related professional fees	109	4
Executive severance and employee retention	16	300
Restructuring	37	1,374
Share-based compensation	292	192
Impairment of long-lived assets	10	-
Unrealized foreign exchange (gains) losses, net	348	(233)
Other non-operating (gains) losses, net	(2,057)	885
(Gains) on investments in affiliates and impairments	(201)	(500)
ALPS Initiative Costs	719	1,176
Recurring EBITDA	$ (1,042)	$ (408)

ModusLink
GLOBAL SOLUTIONS

Strong Balance Sheet Continues
Sufficient Liquidity to Fund Turnaround Plan and All Working Capital Requirements

Select Balance Sheet Data

($'s in millions)	Oct. 31, 2017	Jul. 31, 2017	Apr. 30, 2017
Total Cash & Equivalents	$119.8	$110.7	$111.9
Trading Securities	--	$11.9	$11.4
Working Capital	$109.2	$108.7	$112.0
Total Debt[1] (at maturity)	$67.6	$67.6	$67.6
Current Ratio	1.7	1.7	1.7
Net Debt and Trading Securities[2]	$52.2	$55.0	$55.7

- $119.8 million in cash and cash equivalents to fund working capital, business needs and corporate realignment initiatives

- ABL Credit Facility with PNC Bank (agent/lender); up to $50 million available (contingent upon assets and Agreement conditions); $0.0 million borrowed as of October 31, 2017 (excluding undrawn LCs)

- Raised $100 million in 2014 through Convertible Notes Offering:
    - Wells Fargo Bank – Trustee
    - Bear interest at 5.25% per annum, payable semi-annually
    - Mature in March 2019
    - Net carrying value of the Notes was $60.9 million as of October 31, 2017

- Cash increase related to the sale of trading securities and real estate during the fiscal 2018 first quarter; no change in total debt position

Anticipated real estate sale to positively impact cash position and provide additional resources to invest in the Company's IT infrastructure, automation and facility upgrades

1 Represents amount of the Convertible Notes at maturity plus the balance borrowed on the Credit Facility as of the balance sheet date.
2 Represents Total Cash & Equivalent + Trading Securities – Total Debt (at maturity).

ModusLink
GLOBAL SOLUTIONS

Setting our Vision and Executing our Strategy

Refined Vision	FY18-20 Key Objectives	Improvements for our Clients
*Enabling our clients to achieve their objectives through **continuous optimization of their end-to-end digital and physical supply chain***	Create seamless, global systems and processes across all of our physical and digital solutions	• Joint Lean adoptions with our clients • Technology upgrades & automation • Use of data analytics to drive client ROI
	Demonstrate deep subject-matter expertise and continuously innovate and optimize on behalf of our clients	• Consolidated view of our clients' business on a global platform • Delivering compelling and repeatable capabilities and services • Leveraging our deep analytical & supply chain design expertise
	Deliver long-term stakeholder value through year-over-year profitable growth	• Capture team developing solutions and overseeing successful onboarding • Account Development team specifically focused on managing client relationships • Client serviced at the Business Unit level to have real-time insight and control

ModusLink
GLOBAL SOLUTIONS

Corporate Focus Areas in FY18 to Leverage Investments, Drive Growth and Improve Bottom-Line Performance

- **Sales Momentum:** Focused on bringing in experts with knowledge and reach across new, targeted verticals, while expanding partnership base to assist in new business and lead generation efforts. The Sales team is focused solely on new accounts, working closely with solutions architects and operations.

- **Account Development Momentum:** Creation of the Account Development teams in fiscal 2017 to separate efforts on new accounts and servicing our installed client base. This team is focused solely on supporting existing clientele and working with all departments to drive client ROI by recommending solutions to optimize our clients' supply chain operations.

- **IT Systems Upgrades:** ~$18M invested in fiscal 2017 to fund the "Turnaround", which included overall IT systems, e-commerce capabilities, technology resources, and automation tools. Client portals to be unveiled and ERP and CRM investments generating better data intelligence for both internal and client use.

- **Real Estate Optimization:** Current initiatives underway to sell real estate (one closed; one progressing), as well as new programs to optimize our footprint across select geographies and sites. With planned exits primarily behind us, we will be focused on facility optimization, labor utilization and automation.

- **Solutions Architecture & Innovation:** Launch of our new positioning in Q4 of fiscal 2017 has resonated well with clients and is opening up new channels for growth. FY18 is about leveraging our full suite of solutions to optimize our clients' digital and physical supply chains.

ModusLink
GLOBAL SOLUTIONS

Winning New Business: Global Momentum Continues

- *New business momentum continues*; 13 new programs awarded in Q1 of fiscal 2018 (11 won in Q4 of fiscal 2017)
- *Larger impact will be seen in our fiscal 2018 fourth quarter and into fiscal year 2019 due to timing of scheduled project/program roll-outs; **success in penetrating new verticals***



ModusLink
GLOBAL SOLUTIONS



End-To-End Digital and Physical Supply Chain Solutions

We are Delivering Modular Solutions to Drive Client ROI

Designed to work together to drive revenue growth, reduce costs and enhance the end-customer brand experience



E-Commerce
Contact Center
Financial Management
Internet of Things (IoT) Powered by POETIC
Value-Added Warehousing & Distribution
Entitlement Management
Material Planning & Factory Supply
Returns Management
Transportation Management
Product Supply Chain & Logistics
Channels
Distributor
Retail
Enterprise
End-User
Customer Brand Experience
Reverse Logistics

These integrated solutions are built on a standard set of processes configured to meet our clients' unique business objectives

ModusLink GLOBAL SOLUTIONS

We are Delivering Solutions that Address Client Challenges

Client Problem	ModusLink Solution
1. How to expand our client base and sell into new markets, either geography, channel or segment, in a low risk way?	**Market Expansion**
2. How do we gain revenue from a subscription-based product and ensure that devices are kept updated, while utilizing capabilities that are being paid for?	**Entitlement & Subscription**
3. How do we take advantage of low-cost manufacturing areas, but sell our products in other regions?	**Manufacturing to Market**
4. How do we get our connected product to market and take advantage of our embedded technology to gain additional value from consumers?	**IoT-Enabled Supply Chain**
5. How to minimize the cost of consumer returns and obsolete product while increasing sales?	**Reverse Logistics**

ModusLink
GLOBAL SOLUTIONS

We are Investing in Our End-to-End Capabilities

More than 30 years of market knowledge and experience.

All of our solutions & services are scalable and integrated to ensure quick time-to-market. The graphic below demonstrates the interrelation of all our services.



Market Expansion
Manufacturing to Market
Reverse Logistics
End-to-End Commerce Solutions
IoT Enabled Supply Chain
Customer Contact
E-Commerce Integration
Marketplace Integration
Procurement, Planning & Freight
Postponement & Customization
Order Management
Payment Services
Factory Feed
Continuous Optimization
Analytics & Insight
Solution Design
Entitlement & Subscription
Import / Export Expertise
Consumer Returns
B2C & B2B Fulfillment
Home Replenishment
Trade-In Enablement
Grading & Disposition
Re-Marketing Enablement

ModusLink GLOBAL SOLUTIONS

We Are Leveraging Our Global Operations Footprint
Investing in Our Facilities and Automation



AMERICAS
Riverside, Calif.
Miami, Fla.
Waltham, Mass. (HQ)
Raleigh, North Carolina
Nashville, Tenn.
Orem, Utah
Monterrey, Mexico
Guadalajara, Mexico

EMEA
Brno, Czech Republic
Kildare, Ireland
Apeldoorn, The Netherlands
Venray, The Netherlands

ASIA
Sydney, Australia
Chongqing, China
Futian, China
Shenzhen, China
Kunshan, China
Waigaoqiao, China
Isehara, Japan
Penang, Malaysia
Singapore

LEGEND ● Solution Centers

ModusLink
GLOBAL SOLUTIONS

We Are Expanding Our Client Base Globally

acer | cs**ID** | here | littleBits ELECTRONICS | T3

ANIMA | EuRail | Hewlett Packard Enterprise | Microsoft | tile

Beiersdorf | fitbit | HTC quietly brilliant | NATIONAL INSTRUMENTS | TOMTOM

bugaboo | FUJITSU | JDE | PIPER  | TOSHIBA Leading Innovation >>>

CISCO | glowforge | Lenovo | Reckitt Benckiser | UNIFY

COBI | GoPro Be a HERO | Lexar by Micron | republic WIRELESS | ZEISS

ModusLink GLOBAL SOLUTIONS



1601 Trapelo Road | Suite 170 | Waltham, MA 02451 | United States | Tel: +1.781.663.5000

website: **www.moduslink.com**

contact: **sales@moduslink.com**

ModusLink Global Solutions, Inc. (NASDAQ: MLNK) is a leading global provider of digital and physical supply chain solutions. The Company helps its clients drive growth, lower costs and improve profitability, while simultaneously enhancing the customer experience. With operations supported by 21 sites across North America, Europe, and the Asia-Pacific region, ModusLink partners with the world's leading brands across a diverse range of industries, including consumer electronics, telecommunications, computing and storage, software and content, consumer packaged goods, medical devices, retail and luxury, connected devices, and wearables among others. Our solutions and services are designed to help global brands and companies expand their share, across geographies and channels, while continuously improving their end-to-end supply chains. For further details on ModusLink's solutions visit www.moduslink.com, read the Company's blog for supply chain professionals, and follow us on LinkedIn, Twitter, Facebook and YouTube.

Investor Relations:

Glenn Wiener, GW Communications

Tel: 212-786-6011

Email: gwiener@GWCco.com

For Sales Inquiries:

E-mail: sales@moduslink.com

Phone: +1.888.238.1744

Follow us on social media:



LinkedIn | Twitter | Facebook | YouTube

ModusLink, ModusLink Global Solutions and Poetic are trademarks of ModusLink Corporation.
All other company names and product names may be trademarks of their respective owners.